PROSPECTUS SUPPLEMENT (To prospectus dated April 29, 2013)	Registration No. 333-184143 Filed pursuant to Rule 424(b)(3)

iShares® Diversified Alternatives Trust

16,800,000 Shares

This prospectus supplement revises as specified the information contained in the prospectus dated February 1, 2013 relating to the offer of up to 16,800,000 shares of the iShares® Diversified Alternatives Trust. Investors should read the prospectus dated February 1, 2013 as revised by this prospectus supplement.

The following language is inserted on page 15, immediately before the heading “Risks Relating to Regulatory Requirements”:

Risks Relating to the Impending Termination of the Trust.

The Trust has announced that it will be dissolved on May 28, 2013 and that it expects to complete the liquidation and distribution of its assets on or about June 4, 2013.

On April 25, 2013, the Sponsor gave notice to the Trustee that, acting pursuant to Section 6.2(a)(v) of the Trust Agreement, it had determined that the dissolution of the Trust is advisable. In compliance with the Trust Agreement, the Trust has announced that it expects to continue pursuing its current investment strategies until May 28, 2013. Beginning May 29, 2013, the Trust will be closed to creation and redemption activity, trading of the shares of the Trust on NYSE Arca will terminate, and the Trust will seek to liquidate its holdings into cash over a certain period. The Trust has also announced that it expects to complete the liquidation of its investments, and a final distribution of the net cash proceeds will be made to the record owner on or about June 4, 2013. The short remaining duration of the Trust entails important risks for investors in the Shares, including:

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The risk arising from the Advisor’s inability to fully invest the proceeds from new issuances of Shares, or to fully re-invest current Trust assets, in a manner consistent with the investment strategies of the Trust for such a short term;

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The risk that investors may not be able to redeem their shares prior to May 29, 2013, because the Trust has announced that it expects to reject any redemption order that would bring the total number of shares outstanding below 100,000;

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The risk that the liquidation of the assets of the Trust may take place at a time when market conditions could make it inevitable to incur losses that, had the Trust continued in existence, might have been avoided; and

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The risk that the very limited remaining duration of the Trust may preclude the Advisor from taking advantage of investment opportunities consistent with the Trust’s strategies that could turn out to be profitable, or from investing all or part of the Trust assets at all.

RECENT DEVELOPMENTS

On April 25, 2013, the Sponsor and the Trustee of the Trust entered into a First Amendment (the “Amendment”) to the Trust’s Trust Agreement.

The purpose of the Amendment is to revise Section 6.2(b) of the Trust Agreement to:

a)	Eliminate the current requirement that, following the dissolution of the Trust, shareholders must surrender their shares for redemption and pay the related Trustee fees; and

b)	Provide that, following the dissolution of the Trust, the Trustee shall liquidate the assets of the Trust and distribute the net proceeds to the Registered Owners on a date to be publicly announced by the Trustee prior to such distribution.

Notice of the Amendment was given to Cede & Co., the registered owner of the shares of the registrant, on April 26, 2013. In compliance with Section 6.1 of the Trust Agreement, the Amendment will become effective on May 26, 2013.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment which is attached to this prospectus supplement as Annex A.

The date of this prospectus supplement is April 29, 2013

Annex A

First Amendment to First Amended and Restated Trust Agreement